Exhibit 14

CODE OF BUSINESS CONDUCT AND ETHICS

July 2008

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CODE OF BUSINESS CONDUCT AND ETHICS

To all Directors, Officers and Employees of BE Resources Inc.

It is the policy at BE Resources Inc. (“BE” or the “Corporation”) that all of our activities be conducted with the highest standards of honesty and integrity and in compliance with all legal and regulatory requirements. In varying degrees, as a director, officer or employee of BE, you represent the Corporation in your dealings with others, whether they be other employees, suppliers, competitors, governments or the general public.

At BE, we expect each of you as directors, officers (including the chief executive and chief financial officers) and employees to conduct your dealings on behalf of the Corporation in accordance with this policy. So that there can be no doubt as to what is expected of each of you in this regard, the Board of Directors of BE (the “Board”) has endorsed this Code of Business Conduct and Ethics (the “Code”) which is to be followed by each director, officer and employee.

SUMMARY OF CODE OF BUSINESS CONDUCT AND ETHICS

As a director, officer or employee, when acting on behalf of BE you are expected to:

1.	Protect the Corporation’s assets, and use them properly and with care for the benefit of BE, and not for personal use.

2.	Use email, the internet, telephone and other forms of communication provided by BE appropriately, which means primarily for business-related purposes.

3.	Not speak on behalf of BE unless authorized to do so.

4.	Avoid situations in which your personal interests conflict or might conflict with the interests of BE.

5.	Not take personal opportunities discovered by using property of BE or in your role with BE.

6.	Protect the confidentiality of BE’s “non-public information”.

7.	Ensure that BE’s books and records are complete and accurate.

8.	Provide accurate and fair public disclosure.

9.	Investigate and report any accounting, auditing or disclosure concerns.

10.	Be committed to the prevention of workplace discrimination and harassment.

11.	Be committed to ensuring the health and safety of fellow directors, officers and employees.

12.	Know and comply with all laws, rules and regulations applicable to your position.

13.	Not trade in BE securities or any other company’s securities if you possess material “non- public information”.

14.	Deal fairly with BE’s suppliers and competitors.

15.	Not offer expensive gifts or other benefits to persons, including public officials and political parties, that might influence or be perceived as influencing a business decision.

16.	Not accept expensive gifts or other benefits from persons doing or seeking to do business with BE.

EXPLANATION OF THE CODE

The Code prescribes the minimum moral and ethical standards of conduct required of all directors, officers and employees of BE. Violations of the Code can have severe consequences and will result in the appropriate discipline being taken, up to and including discharge where warranted by the circumstances.

An explanation of each of the rules is set forth below. If you are an employee who has questions regarding the application of any rule or about the best course of action in a particular situation, you should seek guidance from the chief executive officer. The chief executive officer and officers and directors should seek guidance from the Chair of the Audit Committee.

1.	BUSINESS ETHICS AND PRACTICES

Protecting Corporation Assets and Resources

BE assets are to be used for your position and should be protected, used properly and with care.

The Corporation’s assets are meant for business use, not for personal use. We all have a responsibility to protect and safeguard BE’s assets from loss, theft, misuse and waste.

The Corporation’s property should never be used for personal gain, and you should not allow BE’s property to be used for illegal activities. If you become aware of theft, misuse or waste of our assets or funds or have any questions about your proper use of them, you should speak to the chief executive officer, chief financial officer or Chair of the Audit Committee.

Misappropriation of BE’s assets is a breach of your duty to the Corporation and may be an act of fraud against the Corporation. Taking the Corporation’s property from BE facilities without permission is regarded as theft and could result in dismissal. In addition, carelessness or waste of BE’s assets may also be a breach of your duty to the Corporation and could result in dismissal.

The Corporation’s assets include all memos, notes, lists, records and other documents (and copies of each of these) that you make or compile relating to BE’s business. All of these are to be delivered to the Corporation promptly after your employment ceases, or at any time that BE requests.

Policy Regarding E-Mail, the Internet, Telephones and Other Forms of Communication

Use BE’s various forms of communication properly and appropriately.

To the extent we provide our employees with access to e-mail, the internet, telephones and other forms of communication for business purposes, and while we understand the need for limited and occasional use of these tools for personal purposes, this use should not be excessive or cause detriment to BE. Internet use must be conducted in a professional manner. For example, accessing internet sites containing obscene or offensive material, or sending e-mails that are derogatory or harassing to another person or group of people or chain e-mails, is prohibited. In addition, employees must be vigilant to ensure that the network security is maintained.

Media, Public and Governmental Inquiries

Do not speak on behalf of BE unless you are authorized to do so.

We have designated spokespersons to release information to the public. When members of the media, financial analysts or government authorities contact the Corporation to request information, the response can have far-reaching implications, including effects on BE’s stock price and ability to compete. When we provide information on the Corporation’s affairs, we must ensure both that the information is accurate and that it is an appropriate time to “go public” with that information.

In addition, we must comply with the requirements of securities regulators and stock exchanges about how and when we disclose information, and understand that there are strict consequences for doing so improperly.

If you receive a request for information from outside the Corporation, you must forward it to the chief executive officer if you are not authorized to speak on behalf of BE.

Conflicts of Interest

Avoid situations in which your personal interests conflict, might conflict or might appear to conflict with the interests of BE.

As a director, officer or employee, we expect that you will act honestly and ethically and in the best interests of BE by avoiding conflicts of interest in your personal and professional relationships. While we respect your right to manage your personal affairs and investments and we do not wish to intrude on your personal life, BE directors, officers and employees should place the Corporation’s interest in any business transaction ahead of any personal interest or gain.

As a director, officer or employee you may have a conflict of interest if you are involved in any activity that prevents you from performing your duties to BE properly, or that may create a situation that would affect your judgment or ability to act in the best interests of BE. For example, no director, officer or employee should have a significant interest in a business that supplies goods or services to, or secures goods or services from, BE, without receiving appropriate approvals.

To avoid conflicts of interest, you should identify potential conflicts when they arise and notify the chief executive officer, chief financial officer or Chair of the Audit Committee if you are unsure whether a relationship or transaction poses a conflict or appears to pose a conflict. Such person will be able to clear or resolve certain conflicts, or will be able to contact someone else who can.

Board Members for Other Companies

If you are an officer or employee of BE, obtain permission before you join the board of directors of another company.

Serving as a director of another company, even one in which BE has an interest, may create a conflict of interest. Being a director or serving on a standing committee of some organizations, including government agencies, may also create a conflict.

Before accepting an appointment to the board or a committee of any organization whose interests may conflict with BE’s interests, officers and employees must receive written approval from BE’s Chair of the Audit Committee.

Employees are permitted, however, to serve on boards of charities or non-profit organizations or in private family businesses that have no relation to BE and its businesses. Prior approval is not required for these types of situations. If you hold a position with a charity or non-profit organization and if you speak publicly for the entity, you should ensure that you are seen as speaking on behalf of the entity or as an individual, and not on behalf of BE.

Corporate Opportunities

Do not take personal opportunities that are discovered through the use of property or information of BE or through your role with BE.

As a director, officer or employee, you are prohibited from taking for yourself opportunities that you discover through the use of BE property, information or position; from using BE property, information or position for personal gain; and from competing with the Corporation. Directors, officers and employees owe a duty to BE to advance its legitimate interests when the opportunity arises.

Confidential Information

Protect the confidentiality of “non-public information” concerning BE.

“Non-public information” is information that is not generally available to the investing public through a press release, disclosure to shareholders or widely reported media coverage. The circulation of rumours, or “talk on the street”, even if accurate, is not considered public disclosure. The most common example of “material non-public information” is information about financial performance that has not yet been publicly disclosed.

Except where it is authorized or legally required, all directors, officers and employees must keep confidential, and not use for themselves or other persons including relatives or friends, all information concerning BE or its business that is not generally available to the investing public.

Information is considered to be public if it has been disclosed in annual financial statements, annual information form, management information circular, press release, interim report or filings with the United States Securities and Exchange Commission. The obligation to keep certain information confidential applies both during appointment or employment with BE, and after termination of appointment or employment.

Protect the confidentiality of “non-public information” about customers and others.

We also respect confidentiality of information regarding other companies. If you learn of confidential information about another company in the course of your position, you should protect it the same way that you would protect confidential information about BE. Data protection and privacy laws that affect the collection, use and transfer of personal information are rapidly changing areas of law, and you should consult with the chief executive officer if you have any questions regarding appropriate uses of confidential information.

Disclosure of confidential information can be harmful to BE and could be the basis for legal action against the Corporation and/or the director, officer or employee responsible for the disclosure.

Accuracy of Books and Records

Ensure that the books and records of BE are complete and accurate.

The books and records of BE must reflect in reasonable detail all its transactions in a timely and accurate manner in order to, among other things, permit the preparation of accurate financial statements in accordance with generally accepted accounting principles. All assets and liabilities of BE must be recorded as necessary to maintain accountability for them.

All business transactions must be properly authorized. All transactions must be supported by accurate documentation in reasonable detail and recorded properly. The recorded value for assets must be compared to the existing assets at reasonable intervals and appropriate action taken with respect to any differences.

No information may be concealed from the auditors, the Audit Committee or the Board.

In addition, it is unlawful to fraudulently influence, coerce, manipulate or mislead any independent public or certified accountant who is auditing our financial statements.

Accounting, Auditing or Disclosure Concerns

Provide accurate and fair public disclosure.

We are required to provide full, fair, accurate, timely and understandable disclosure in reports and documents that we file with, or submit to, the United States Securities and Exchange Commission, the Ontario Securities Commission and other Canadian securities regulators, the Toronto Venture Exchange, any other securities exchange on which the securities of the Corporation trade, as well as in other public communications made by BE. All officers and employees who are responsible for the preparation of BE public disclosures, or who provide information as part of the process, have a responsibility to ensure that disclosures and information are made honestly, accurately and in compliance with BE’s disclosure controls and procedures.

We all have a responsibility to submit good faith questions and concerns regarding accounting, auditing or disclosure matters. Complaints and concerns related to such matters include, among others, actions involving:

(a)	fraud or deliberate errors in the preparation, maintenance, evaluation, review or audit of any financial statement or financial record;

(b)	deficiencies in, or noncompliance with, internal accounting controls;

(c)	misrepresentation or false statements to or by a senior officer or accountant regarding a matter contained in the financial records, financial reports or audit reports; or

(d)	deviations from full and fair reporting of BE’s financial condition.

2.	WORK ENVIRONMENT

Discrimination and Harassment Free Environment

BE has zero tolerance for workplace discrimination and harassment, and all directors, officers and employees must be committed to preventing an inhospitable work environment.

All directors, officers and employees must ensure that BE is a safe and respectful environment, free of discrimination and harassment where high value is placed on equity, fairness and dignity. Harassment on the basis of race, gender, sexual orientation, color, national or ethnic origin, religion, marital status, family status, citizenship status, veteran status, age or disability is prohibited. Harassment generally means offensive verbal or physical conduct that singles out a person to the detriment or objection of that person. Harassment covers a wide range of conduct, from direct requests of a sexual nature to insults, offensive jokes or slurs, which results in an inhospitable work environment. Harassment may occur in a variety of ways and may, in some circumstances, be unintentional. Regardless of intent, such conduct is not acceptable and may also constitute a violation of human rights legislation.

No officer or employee may harass another employee, supplier, visitor or any other person on BE’s premises or while doing its business regardless of location.

Safe Working Conditions

We are committed to ensuring the health and safety of our employees.

We all have the right to work in an environment that is safe and healthy. In this regard, we must:

(a)	comply strictly with the letter and spirit of applicable occupational, health and safety laws and the public policies they represent;

(b)	follow work instructions or procedures on health and safety laws;

(c)	not engage in illegal or dangerous behaviours; and

(d)	not possess or use weapons or firearms or any type of combustible materials in BE’s facilities or at BE-sponsored functions unless you are authorized by BE or the law to do so.

BE has zero tolerance for acts of violence, threats of violence, acts of intimidation and hostility towards another person or group of persons. Promptly report to the chief executive officer or in accordance with the Reports and Complaints section of this Code, any accident, injury or unsafe equipment, practices or conditions, violent behaviour or weapons possession.

3.	LEGAL AND REGULATORY COMPLIANCE

Compliance with Laws, Rules and Regulations

Know and comply with all laws, rules and regulations applicable to your position.

Many of BE’s activities are subject to complex and changing laws, rules and regulations. Ignorance of the law is not, in general, a defense to an action for contravention. We expect directors, officers and employees to make every reasonable effort to become familiar with laws, rules and regulations affecting their activities and to exert due diligence in complying with these laws, rules and regulations and, to ensure that those individuals reporting to them are also aware of these laws, rules and regulations. Our objective is to restrict willful or negligent violations of these laws, rules and regulations.

We will make information concerning applicable laws, rules and regulations available to directors, officers and employees. If you have any doubts as to the applicability of any law, you should refer the matter to the chief executive officer who may obtain advice from BE’s external legal counsel.

Securities Laws and Insider Trading

Do not trade in BE securities if you possess material “non-public information”. If you have material information about a company with which BE does business that is not known to the investing public, you should not buy or sell securities of that company until after the information has become public.

Information about BE is “material”:

(i)	if publicly known, results in or would reasonably be expected to result in a significant change in the market price or value of any BE securities; or

(ii)	if there is a substantial likelihood that a reasonable shareholder or investor would consider it important in making a decision to buy, sell or hold BE securities.

If you are not sure whether information is material or “non-public”, consult with BE’s chief executive officer for guidance before engaging in any transaction in BE securities.

You are also prohibited from disclosing material “non-public information” about BE to other people, such as relatives or friends, who may trade on the basis of the information. Securities laws also prohibit trades made on the basis of these “tips”.

Fair Dealing

Deal fairly with BE’s suppliers and competition.

You must endeavour to deal fairly with securityholders, BE’s suppliers and competitors, and should not take unfair advantage of anyone through manipulation, concealment, abuse of privileged information, misrepresentation of material facts, or any other unfair-dealing practice.

Gifts to Persons

Use your best judgment in giving and receiving gifts.

Directors, officers and employees should not offer expensive gifts or other benefits to persons, including public officials and political parties, that might influence or be perceived as influencing a business decision.

Officers and employees whose duties permit them to do so, may offer modest gifts, entertainment or other benefits to persons who have a business relationship with the Corporation. The benefits must be given in accordance with generally accepted ethical business practices.

Any donation or benefit to a public official or political party must be in accordance with the Code. We encourage you to become involved in political activity acting on your own behalf, but not as a representative of BE.

Gifts from Persons

Directors, officers and employees must not accept expensive gifts or other benefits from persons doing or seeking to do business with BE.

As a director, officer or employee, you cannot solicit, encourage or receive bribes or other payment, contribution, gift or favour that could influence your or another’s decision. It is acceptable to accept modest gifts, entertainment or other benefits from persons doing or seeking to do business with BE, provided the benefits are given in accordance with generally accepted business practices.

For example, tickets to a sporting event or similar-type activity may be accepted from a supplier. However, it is not appropriate to accept a trip from a supplier, unless there is a specific business purpose and the trip has been approved by the Board.

4.	COMPLIANCE WITH CODE

Each director, officer and employee of BE will be provided with a copy of the Code and will be required to sign an acknowledgement in the form attached to this Code as Schedule A.

The Code is intended to serve as a guide for your own actions and decisions.

Waiver of the Code

If you believe you may be placed in a position which may violate any provisions of this Code, you may seek a waiver of the violation from the Board prior to the potential violation taking place. Any waiver of this Code may only be made by the Board and only after complete disclosure to the Board of all relevant circumstances and information pertaining to the potential violation for which the waiver is sought. In the case of a director seeking a waiver of the Code, such director may not participate in any Board vote related to such waiver. A waiver of this Code for any officer or director will be promptly disclosed to BE’s shareholders.

Reports and Complaints

If you believe that a violation of the Code or any law, rule or regulation has been or is likely to be committed by you or someone else who is a representative of BE, you have an obligation to promptly report the relevant information to the chief executive officer, chief financial officer or Chair of the Audit Committee.

Directors, officers and employees can raise concerns either orally or in writing although reports to the Chair of the Audit Committee can only be made in writing.

The most important thing to remember when dealing with these types of questions or concerns is: When in doubt, ask.

Treatment of Reports and Complaints

Confidentiality of reported violations will be maintained to the fullest extent possible, consistent with the need to conduct an adequate review and subject to law. Obviously, the more specific and verifiable detail you provide, the higher the likelihood that the situation will be effectively addressed. Vague, non-specific or unsupported allegations are inherently more difficult to pursue.

The chief financial officer will retain all such reports, but will also maintain a separate log that will track the receipt, investigation and resolution of reported complaints specifically related to accounting controls, auditing and disclosure matters. Based on this log, the chief financial officer will periodically compile a comprehensive summary of all of these types of complaints and the corrective actions taken and will bring the summary to the attention of the Chair of the Audit Committee for his or her review, since the Chair of the Audit Committee is ultimately responsible for BE’s compliance with the accounting, auditing and disclosure-related aspects of the Code.

Any other complaints or reported violations that are not related to accounting controls, auditing or disclosure but are significant should be brought to the attention of the Chair of the Audit Committee by the chief financial officer.

Penalties for Violating the Code

Retaliation is prohibited. We want you to know that we will not discharge, demote or suspend you if you, in good faith, bring forward concerns about actual or potential violations of laws, rules or regulations, or the Code. However, we reserve the right to discipline you if you make an accusation without a reasonable, good faith belief in the truth and accuracy of the information or if you knowingly provide or make false information or accusations. “Good faith” does not mean that you have to be right, but it does mean that you must believe you are providing truthful information.

If you believe that you have been unfairly or unlawfully retaliated against, you may file a complaint with the Chair of the Audit Committee.

Disciplinary Action for Code Violations

We will impose discipline for each Code violation that fits the nature and particular facts of the violation. If you fail to comply with laws or regulations governing BE’s businesses, this Code or any other BE policy or requirement, you may be disciplined up to and including immediate termination, and if warranted, legal proceedings may be brought against you.

5.	LEGAL NOTICE

This Code serves as a reference to you. BE reserves the right to modify, suspend or revoke this Code and any and all policies, procedures, and programs in whole or in part, at any time. BE also reserves the right to interpret and amend this Code and these policies in its sole discretion as it deems appropriate. Any amendments to the Code will be disclosed and reported as required by law.

Neither this Code, these policies nor any statements made by any officer or employee of BE, whether oral or written, confer any rights, privileges or benefits on any officer or employee, create an entitlement to continued employment at BE, establish conditions of employment, or create an express or implied employment contract of any kind between employees and BE. In addition, all employees should understand that this Code does not modify their employment relationship, whether at will or governed by a written contract.

Any version of the Code that may appear online may be more current and up-to-date and supersedes any paper copies, should there be any discrepancy between paper copies and what is posted online.

BE RESOURCES INC.

Approved by the Board on July 2, 2008.

Schedule A

BE RESOURCES INC.

CODE OF BUSINESS CONDUCT AND ETHICS – STATEMENT OF COMPLIANCE

     I have reviewed and am familiar with BE’s Code of Business Conduct and Ethics (the “Code”) for directors, officers and employees.

     I hereby agree to comply with the Code, including its provisions for non-disclosure of information both during and after appointment or employment.

     To the best of my knowledge, I am not involved in any situation that conflicts or might appear to conflict with the Code.

     I also agree to notify the chief financial officer of BE immediately of any change that might adversely affect my compliance with the Code.

Name:
(Please print)

Position Title:

Date:
	(mm/dd/yy)	(signature)

     Note: All directors, officers and employees must complete this Statement of Compliance.

     Please detach, complete and sign this form, and forward it to the chief executive officer, within thirty (30) days of receiving a copy of the Code.